Exhibit 99.1

LexinFintech Holdings Ltd. Reports Second Quarter 2021

Unaudited Financial Results

SHENZHEN, China, Aug. 25, 2021 (GLOBE NEWSWIRE)/-- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and finance platform for new generation consumers and users in China, today announced its unaudited financial results for the quarter ended June 30, 2021.

“We are pleased to announce a quarter where key financial metrics1 scaled new highs. Number of active users rose 24% year over year to 8.4 million, driving up loan origination by 47.6% to RMB60.6 billion. Total loan outstanding also achieved an all-time record, rising 46.2% year over year to RMB90.5 billion,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “But it’s no time to stay content and complacent. Recent regulatory changes have sought to reshape the operating environment of financial institutions and their technology partners. We have decided therefore to lower full year guidance on total loan originations to RMB230 billion from RMB240-250 billion .”

“We will slow down our pace, and step up the focus on asset quality and profitability of our business model. We have been making adjustments to our business, to ensure compliance as well as to further strengthen customer acquisition, funding structure, operations and risk management. Any impact will be transitory and manageable,” continued Mr. Xiao. “At the same time, we will also continue to build up Lexin’s capability in serving China's new generation consumers and tapping into new growth opportunities.”

“Our credit quality has remained stable for new loan originations,” said Mr. Jayden Yang Qiao, Lexin’s chief risk officer. “Our vintage charge-off rates2 for the loans originated during the latest 12 months were estimated to be around 3.5% and 90 day+ delinquency ratio3 was 1.85% as of June 2021. In addition, as you can see from the graphs disclosed with our latest earnings release, our first payment default rate (30 day+)4 for new loan originations have stayed well under 1%.”

“We are proud of our performance in the second quarter,” said Kris Qian Qiao, Lexin’s acting chief financial officer. “Total operating revenue rose 10.5% to RMB3.3 billion, setting a record level. Net income reached an all-time high as well, increasing by 87.7% to RMB787 million. The results reflect our prudent risk management and cost management. Refining risk strategy and improving operational efficiency remain our top goals. They will steer Lexin through any market uncertainties.”

[1]	Our key financial metrics refer to loan originations, total outstanding principal balance, revenue, non-GAAP EBIT, net income, adjusted net income and adjusted earnings per ADS.
[2]

Vintage charge-off rate refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage. Please refer to vintage curve at the end of “Second Quarter 2021 Financial Results” of this press release.

[3]

90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. On-balance sheet loans that were over 179 calendar days past due and charged off are not included in the delinquency rate calculation. Off-balance sheet loans that were over 179 calendar days past due are assumed charged off and not included in the delinquency rate calculation. The Company does not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

[4]	Loan balance with first payment day past due 30+ over total loan origination.

Second Quarter 2021 Operational Highlights:

User base continues to grow with active user numbers in the quarter hitting a new record high.

•

Total number of registered users reached 144 million as of June 30, 2021, representing an increase of 50.9% from 95.3 million as of June 30, 2020; and users with credit line reached 32.9 million as of June 30, 2021, up by 45.2% from 22.7 million as of June 30, 2020.

•	Number of active users[5] who used our loan products in the second quarter of 2021 reached 8.4 million, representing an increase of 24.0% from 6.8 million in the second quarter of 2020.
•	Number of new active users who used our loan products in the second quarter of 2021 was 1.7 million, representing an increase of 22.7% from 1.4 million in the second quarter of 2020.

Loan facilitation business sees both loan originations and outstanding principal balance of loans hitting record highs.

•	Total loan originations[6] in the second quarter of 2021 reached RMB60.6 billion, representing an increase of 47.6% from RMB41.1 billion in the second quarter of 2020.
•	Total outstanding principal balance of loans[6] reached RMB90.5 billion as of June 30, 2021, representing an increase of 46.2% from RMB61.9 billion as of June 30, 2020.
•

In additional to new generation consumers, Lexin has started to expand financing services for small and micro business owners. In the second quarter, loan originations for small and micro business owners reached RMB4.0 billion.

•	Number of orders placed on our platform in the second quarter of 2021 was 81.2 million, representing an increase of 8.9% from 74.6 million in the second quarter of 2020.

New Consumption efforts rapidly scaling up at an accelerating pace, in particular the buy-now pay-later service Maiya.

•	Maiya recorded GMV of RMB349 million in the second quarter.
•	Maiya has served over 618,000 users and 1,084 merchants, 84.8% of which were brick-and-mortar vendors, in the second quarter.

Credit performance and credit quality remain stable.

•	90 day+ delinquency ratio was 1.85% as of June 30, 2021.
•	First payment default rate (30 day+) for new loan originations was below 1% as of June 30, 2021.
•	Vintage charge-off rates for the loans originated during the latest 12 months were estimated to be around 3.5% as of June 30, 2021.

Other operational highlights.

•

The weighted average tenor of loans originated on our platform in the second quarter of 2021 was approximately 11.6 months. The nominal APR[7] was 15.5% for the loans originated during the second quarter of 2021.

•	The GMV[8] of our e-commerce channel in the second quarter of 2021 amounted to RMB1.5 billion, representing an increase of 8.2% from RMB1.4 billion in the second quarter of 2020.
[5]

Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.

[6]	Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.

[7]

Nominal APR refers to all-in interest costs and fees to the borrower over the net proceeds received by the borrower as a percentage of the total loan originations of both on- and off-balance sheet loans.

[8]	GMV refers to the total value of transactions completed for products purchased on the e-commerce channel, net of returns.

Second Quarter 2021 Financial Highlights

•

Total operating revenue reached RMB3.3 billion. Credit-oriented services income reached RMB2.2 billion, representing an increase of 12.1% from the second quarter of 2020. Platform-based services income reached RMB620 million, representing an increase of 47.9% from the second quarter of 2020.

•	Gross profit reached RMB1,661 million, representing an increase of 71.7% from the second quarter of 2020.
•	Net income was RMB787 million, representing an increase of 87.7% from the second quarter of 2020.
•	Non-GAAP EBIT[9] was RMB1,001 million, representing an increase of 85.0% from the second quarter of 2020.
•

Adjusted net income[9] attributable to ordinary shareholders of the Company reached an all-time high of RMB851 million, representing an increase of 87.9% from the second quarter of 2020. Adjusted net income per ADS[9] attributable to ordinary shareholders of the Company was RMB4.08 on a fully diluted basis.

[9]

Non-GAAP EBIT, adjusted net income /(loss) attributable to ordinary shareholders of the Company, adjusted net income /(loss) per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Second Quarter 2021 Financial Results

Operating revenue increased from RMB2,958 million in the second quarter of 2020 to RMB3,269 million in the second quarter of 2021. This increase in operating revenue was due to the increases in credit-oriented services income and platform-based services income for the quarter, driven by continuing increases in the number of active users on our platform, partially offset by a decrease in online direct sales and services income.

Online direct sales decreased by 21.6% from RMB522 million in the second quarter of 2020 to RMB409 million in the second quarter of 2021. This decrease was primarily due to the decrease in the number of e-commerce orders during the second quarter of 2021.

Credit-oriented services income increased by 12.1% from RMB1,969 million in the second quarter of 2020 to RMB2,208 million in the second quarter of 2021. The increase was primarily due to the increase of loan facilitation and servicing fees-credit oriented and the increase of interest and financial services income and other revenues, partially offset by the decrease in guarantee income.

Loan facilitation and servicing fees-credit oriented increased by 71.2% from RMB931 million in the second quarter of 2020 to RMB1,595 million in the second quarter of 2021. This increase was primarily due to the increase in off-balance sheet loans originated under credit-oriented model as a result of the continuing growth of our business, with the expansion of partnerships with institutional funding partners.

Guarantee income decreased by 71.2% from RMB706 million in the second quarter of 2020 to RMB204 million in the second quarter of 2021. The decrease was primarily due to the decrease of loan origination and outstanding balances of the off-balance sheet loans funded by certain Institutional Funding Partners, which are accounted for as guarantee liabilities under ASC 460, Guarantees.

Interest and financial services income and other revenues increased by 23.5% from RMB332 million in the second quarter of 2020 to RMB410 million in the second quarter of 2021, which was consistent with the increase in the origination of on-balance sheet loans in the second quarter of 2021.

Platform-based services income increased by 47.9% from RMB419 million in the second quarter of 2020 to RMB620 million in the second quarter of 2021. This increase was primarily contributed by an increase in the loan facilitation and servicing fees-performance based.

Loan facilitation and servicing fees-performance based increased by 38.0% from RMB394 million in the second quarter of 2020 to RMB543 million in the second quarter of 2021. This increase was primarily due to an increase in the origination of off-balance sheet loans under the performance-based model within platform-based services, driven by continuing increases in the number of active users on our platform.

Cost of sales decreased by 17.8% from RMB520 million in the second quarter of 2020 to RMB427 million in the second quarter of 2021, which is consistent with the decrease of online direct sales revenue.

Funding cost decreased by 24.3% from RMB163 million in the second quarter of 2020 to RMB124 million in the second quarter of 2021, which was consistent with the decrease of the funding debts to fund the on-balance sheet loans. The decrease in funding debts was mainly due to the shortened weighted average tenor for on-balance sheet loans.

Processing and servicing cost increased by 31.8% from RMB356 million in the second quarter of 2020 to RMB470 million in the second quarter of 2021. This increase was primarily due to an increase in risk management and collection expenses, an increase in credit assessment cost, and an increase in fees to third-party payment platforms, partially offset by a decrease in fees to third party insurance companies and guarantee companies.

Provision for credit losses of financing receivables decreased by 7.7% from RMB121 million in the second quarter of 2020 to RMB112 million in the second quarter of 2021. The credit losses have reflected the most recent performance in relation to the Company’s on-balance sheet loans and the Company has continued to implement prudent credit assessment and risk management policies and procedures.

Provision for credit losses of contract assets and receivables increased by 130% from RMB60.8 million in the second quarter of 2020 to RMB140 million in the second quarter of 2021. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business.

Provision for credit losses of contingent liabilities of guarantee decreased by 56.4% from RMB769 million in the second quarter of 2020 to RMB335 million in the second quarter of 2021. The decrease was primarily due to the decrease of loan origination of the off-balance sheet loans funded by certain Institutional Funding Partners, which are accounted for as guarantee liabilities under ASC 460, Guarantees.

Gross profit increased by 71.7% from RMB968 million in the second quarter of 2020 to RMB1,661 million in the second quarter of 2021. The increase in the gross profit is primarily due to the significant increase in platform-based services income and credit-oriented services income, the decrease in funding cost and provision for credit losses of contingent liabilities of guarantee, partially offset by the increase in processing and servicing cost and provision for credit losses of contract assets and receivables.

Sales and marketing expenses increased by 51.1% from RMB327 million in the second quarter of 2020 to RMB495 million in the second quarter of 2021. This increase was primarily due to an increase in online advertising cost, and an increase in salaries and personnel related costs.

Research and development expenses decreased by 3.1% from RMB135 million in the second quarter of 2020 to RMB130 million in the second quarter of 2021. This decrease was primarily due to a decrease in salaries and personnel related costs.

General and administrative expenses increased by 6.2% from RMB114 million in the second quarter of 2020 to RMB121 million in the second quarter of 2021. This increase was primarily due to an increase in professional service fees.

Change in fair value of financial guarantee derivatives was a loss of RMB19.1 million in the second quarter of 2021, as compared to a gain of RMB79.2 million in the second quarter of 2020. The loss was primarily due to the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans at the balance sheet date.

Change in fair value of loans at fair value was a gain of RMB17.8 million in the second quarter of 2021. Starting from the second quarter of 2020, for the loans we acquired/purchased from the relevant funding partners during the period, we account for them using fair value option pursuant to ASC 825, Financial Instruments, and record them as “Loans at fair value”. Changes in fair value of these loans are reported net and recorded as “Change in fair value of loans at fair value”.

Income tax expense increased by 97% from RMB76.6 million in the second quarter of 2020 to RMB151 million in the second quarter of 2021. The increase was consistent with the increase of the taxable income from the same period of 2020.

Net income increased by 87.7% from RMB419 million in the second quarter of 2020 to RMB787 million in the second quarter of 2021.

Adjusted net income attributable to ordinary shareholders of the Company increased by 87.9% from RMB453 million in the second quarter of 2020 to RMB851 million in the second quarter of 2021.

Please click here to view our credit quality curves:

http://ml.globenewswire.com/Resource/Download/0779696d-7d8d-4045-9b41-6b961fea13af

http://ml.globenewswire.com/Resource/Download/1e317694-c926-4bd2-a01e-cbf05c173dd6

http://ml.globenewswire.com/Resource/Download/ed6259c4-6566-4cdc-8ae3-79db5be7b256

Regulatory Update

On August 20, 2021, the Standing Committee of the National People's Congress of China promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which will take effect on November 1, 2021. The Personal Information Protection Law imposes additional compliance requirements on top of the existing laws and regulations on personal information protection with more significant legal responsibilities. As the Personal Information Protection Law was recently promulgated and has not yet taken effect, we cannot assure you that the personal information protection measures taken by us will be considered sufficient under the law due to factors including the uncertainties of the interpretation and implementation of the Personal Information Protection Law. To the extent our personal information protection measures may be considered insufficient, we may be required to make further adjustments to our business practices to ensure full compliance with the law, which may increase our compliance costs, subject us to heightened risks and challenges, and adversely affect our business, financial condition, and results of operations.

Outlook

Based on Lexin’s preliminary assessment of the current market conditions, the Company expects total loan originations for fiscal year 2021 to be around RMB230 billion, revised down from between RMB240 billion and RMB250 billion. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern time on August 25, 2021 (7:00 PM Beijing/Hong Kong time on August 25, 2021).

Participants who wish to join the conference call should register online at:

http://apac.directeventreg.com/registration/event/6393426

Please note the Conference ID number of 6393426.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until September 1, 2021, by dialing the following telephone numbers:

United States:	1 855 452 5696 or 1 646 254 3697
International:	61 2 8199 0299
Replay Access Code:	6393426

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and finance platform for new generation consumers and users in China. The Company provides a comprehensive range of consumption, financial and business services including financial technology services, “buy now pay later” (“BNPL”) services, and membership benefits through its ecommerce platform Fenqile, BNPL product Maiya, and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company's services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company's many funding partners, and other consumption and financial services.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income/(loss) attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income/(loss) per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) attributable to ordinary shareholders of the Company as net income/(loss) attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes and investment income/(loss) and we define non-GAAP EBIT as net income/(loss) excluding income tax expense/(benefit), share-based compensation expenses, interest expense, net and investment income/(loss) .

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income/(loss) attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss). Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense/(benefit), share-based compensation expenses, interest expense, net and investment income/(loss). We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense/(benefit), interest expense, net and investment income/(loss) have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/(loss) attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4566 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2021. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Patricia Cheng

Tel: +86 (755) 3637-8888 ext. 8135

E-mail: patriciacheng@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2020	June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,563,755	2,383,754	369,196
Restricted cash	1,112,152	991,752	153,603
Restricted time deposits	1,779,458	1,688,553	261,524
Short-term financing receivables, net of allowance for credit losses of RMB508,013 and RMB587,650 as of December 31, 2020 and June 30, 2021, respectively	4,918,548	3,481,588	539,229
Loans at fair value	381,393	192,389	29,797
Accrued interest receivable, net of allowance for credit losses of RMB1,681 and RMB1,280 as of December 31, 2020 and June 30, 2021, respectively	79,793	57,289	8,873
Prepaid expenses and other current assets	1,004,845	943,708	146,162
Amounts due from related parties	941	6,243	967
Deposits to insurance companies and guarantee companies	1,066,281	1,431,751	221,750
Short-term guarantee receivables, net of allowance for credit losses of RMB58,771 and RMB56,707 as of December 31, 2020 and June 30, 2021, respectively	756,197	531,177	82,269
Short-term contract assets and service fees receivable, net of allowance for credit losses of RMB65,607 and RMB208,037 as of December 31, 2020 and June 30, 2021, respectively	3,707,649	4,264,576	660,499
Inventories, net	47,170	46,565	7,212
Total current assets	16,418,182	16,019,345	2,481,081
Non‑current assets
Restricted cash	163,999	163,570	25,334
Long‑term financing receivables, net of allowance for credit losses of RMB21,149 and RMB22,406 as of December 31, 2020 and June 30, 2021 respectively	204,761	134,596	20,846
Long-term guarantee receivables, net of allowance for credit losses of RMB16,994 and RMB15,001 as of December 31, 2020 and June 30, 2021, respectively	218,654	142,529	22,075
Long-term contract assets and service fees receivable, net of allowance for credit losses of RMB18,970 and RMB55,032 as of December 31, 2020 and June 30, 2021, respectively	481,989	542,186	83,974
Property, equipment and software, net	125,694	132,099	20,460
Land use rights, net	1,000,467	983,267	152,289
Long‑term investments	521,802	472,919	73,246
Deferred tax assets	747,332	804,785	124,645
Other assets	462,285	729,601	113,001
Total non‑current assets	3,926,983	4,105,552	635,870
TOTAL ASSETS	20,345,165	20,124,897	3,116,951

LIABILITIES
Current liabilities
Accounts payable	42,961	37,536	5,814
Amounts due to related parties	67,514	55,785	8,640
Short‑term borrowings	1,827,063	1,884,459	291,866
Short‑term funding debts	4,685,935	3,432,747	531,665
Accrued interest payable	36,484	44,437	6,882
Deferred guarantee income	694,582	413,734	64,079
Contingent guarantee liabilities	1,738,787	1,416,870	219,445
Accrued expenses and other current liabilities	2,926,347	3,128,980	484,617
Total current liabilities	12,019,673	10,414,548	1,613,008
Non‑current liabilities
Long‑term funding debts	825,814	617,913	95,703
Deferred tax liabilities	21,046	36,518	5,656
Convertible notes	1,920,227	1,904,358	294,947
Other long-term liabilities	27,667	21,016	3,255
Total non‑current liabilities	2,794,754	2,579,805	399,561
TOTAL LIABILITIES	14,814,427	12,994,353	2,012,569
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares	176	179	28
Class B Ordinary Shares	58	57	9
Additional paid‑in capital	2,724,006	2,822,834	437,201
Statutory reserves	649,234	649,234	100,554
Accumulated other comprehensive income	3,308	6,541	1,013
Retained earnings	2,113,956	3,611,194	559,303
Non-controlling interests	40,000	40,505	6,274
TOTAL SHAREHOLDERS’ EQUITY	5,530,738	7,130,544	1,104,382
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,345,165	20,124,897	3,116,951

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands, except for share and per share data)	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Online direct sales	521,592	408,841	63,321	1,011,116	835,168	129,351
Membership services	24,205	12,599	1,951	48,496	35,322	5,471
Other services	24,154	19,582	3,032	37,360	41,172	6,377
Online direct sales and services income	569,951	441,022	68,304	1,096,972	911,662	141,199
Loan facilitation and servicing fees-credit oriented	931,295	1,594,835	247,008	1,694,263	2,655,255	411,247
Interest and financial services income and other revenues	331,593	409,663	63,449	577,522	951,300	147,338
Guarantee income	706,271	203,595	31,533	1,383,571	438,644	67,937
Credit-oriented services income	1,969,159	2,208,093	341,990	3,655,356	4,045,199	626,522
Loan facilitation and servicing fees-performance based	393,595	543,225	84,135	670,983	1,116,174	172,873
Loan facilitation and servicing fees-volume based	25,301	76,496	11,848	34,729	139,484	21,603
Platform-based services income	418,896	619,721	95,983	705,712	1,255,658	194,476
Total operating revenue	2,958,006	3,268,836	506,277	5,458,040	6,212,519	962,197
Operating cost:
Cost of sales	(519,713)	(426,991)	(66,132)	(999,880)	(860,460)	(133,268)
Funding cost	(163,363)	(123,620)	(19,146)	(306,444)	(253,380)	(39,244)
Processing and servicing cost	(356,439)	(469,917)	(72,781)	(669,409)	(866,633)	(134,224)
Provision for credit losses of financing receivables	(120,913)	(111,635)	(17,290)	(411,162)	(283,633)	(43,929)
Provision for credit losses of contract assets and receivables	(60,786)	(139,698)	(21,636)	(150,126)	(358,635)	(55,545)
Provision for credit losses of contingent liabilities of guarantee	(768,922)	(335,499)	(51,962)	(1,786,165)	(559,284)	(86,622)
Total operating cost	(1,990,136)	(1,607,360)	(248,947)	(4,323,186)	(3,182,025)	(492,832)
Gross profit	967,870	1,661,476	257,330	1,134,854	3,030,494	469,365
Operating expenses:
Sales and marketing expenses	(327,430)	(494,814)	(76,637)	(571,302)	(840,318)	(130,149)
Research and development expenses	(134,605)	(130,447)	(20,204)	(260,816)	(254,654)	(39,441)
General and administrative expenses	(113,793)	(120,849)	(18,717)	(223,319)	(251,950)	(39,022)
Total operating expenses	(575,828)	(746,110)	(115,558)	(1,055,437)	(1,346,922)	(208,612)
Change in fair value of financial guarantee derivatives, net	79,223	(19,138)	(2,964)	(359,761)	134,434	20,821
Change in fair value of loans at fair value	-	17,776	2,753	-	(60,035)	(9,298)
Interest expense, net	(23,713)	(16,661)	(2,580)	(36,018)	(36,350)	(5,630)
Investment income/(loss)	26,880	(2,208)	(342)	10,614	(2,397)	(371)
Others, net	21,248	42,586	6,596	(1,946)	60,835	9,422
Income/(loss) before income tax expense	495,680	937,721	145,235	(307,694)	1,780,059	275,697
Income tax (expense)/benefit	(76,644)	(151,059)	(23,396)	48,303	(282,316)	(43,725)
Net income/(loss)	419,036	786,662	121,839	(259,391)	1,497,743	231,972
Less: Net income attributable to non-controlling interests	-	505	78	-	47	7
Net income/(loss) attributable to ordinary shareholders of the Company	419,036	786,157	121,761	(259,391)	1,497,696	231,965

Net income/(loss) per ordinary share attributable to ordinary shareholders of the Company
Basic	1.15	2.13	0.33	(0.71)	4.07	0.63
Diluted	1.05	1.91	0.30	(0.71)	3.65	0.57

Net income/(loss) per ADS attributable to ordinary shareholders of the Company
Basic	2.30	4.27	0.66	(1.43)	8.13	1.26
Diluted	2.10	3.82	0.59	(1.43)	7.30	1.13

Weighted average ordinary shares outstanding
Basic	364,483,393	368,245,622	368,245,622	363,992,775	368,257,243	368,257,243
Diluted	410,340,418	417,056,948	417,056,948	363,992,775	416,277,840	416,277,840

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands)	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss)	419,036	786,662	121,839	(259,391)	1,497,743	231,972
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	(908)	5,304	824	399	3,233	501
Total comprehensive income/(loss)	418,128	791,966	122,663	(258,992)	1,500,976	232,473
Less: Net income attributable to non-controlling interests	-	505	78	-	47	7
Total comprehensive income/(loss) attributable to ordinary shareholders of the Company	418,128	791,461	122,585	(258,992)	1,500,929	232,466

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands, except for share and per share data)	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net income/(loss) attributable to ordinary shareholders of the Company to Net income/(loss) attributable to ordinary shareholders of the Company
Net income/(loss) attributable to ordinary shareholders of the Company	419,036	786,157	121,761	(259,391)	1,497,696	231,965
Add: Share-based compensation expenses	48,265	43,969	6,810	102,999	92,482	14,323
Interest expense associated with convertible notes	12,206	11,166	1,729	24,119	22,300	3,454
Investment (income)/loss	(26,880)	2,208	342	(10,614)	2,397	371
Tax effects on Non-GAAP adjustments(1)	-	7,151	1,108	-	7,151	1,108
Adjusted net income/(loss) attributable to ordinary shareholders of the Company	452,627	850,652	131,750	(142,887)	1,622,026	251,221

Adjusted net income/(loss) per ordinary share attributable to ordinary shareholders of the Company
Basic	1.24	2.31	0.36	(0.39)	4.40	0.68
Diluted	1.10	2.04	0.32	(0.39)	3.90	0.60

Adjusted net income/(loss) per ADS attributable to ordinary shareholders of the Company
Basic	2.48	4.62	0.72	(0.79)	8.81	1.36
Diluted	2.21	4.08	0.63	(0.79)	7.79	1.21

Weighted average number of ordinary shares outstanding
Basic	364,483,393	368,245,622	368,245,622	363,992,775	368,257,243	368,257,243
Diluted	410,340,418	417,056,948	417,056,948	363,992,775	416,277,840	416,277,840

(1)     To exclude the tax effects related to the investment (income)/loss.

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands)	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net income/(loss)
Net income/(loss)	419,036	786,662	121,839	(259,391)	1,497,743	231,972
Add: Income tax expense/(benefit)	76,644	151,059	23,396	(48,303)	282,316	43,725
Share-based compensation expenses	48,265	43,969	6,810	102,999	92,482	14,323
Interest expense, net	23,713	16,661	2,580	36,018	36,350	5,630
Investment (income)/loss	(26,880)	2,208	342	(10,614)	2,397	371
Non-GAAP EBIT	540,778	1,000,559	154,967	(179,291)	1,911,288	296,021